EXHIBIT B

OFFER TO REPURCHASE

CORBIN MULTI-STRATEGY FUND, LLC

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, Wisconsin 53212

OFFER TO REPURCHASE SHARES
DATED MARCH 26, 2021

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.

BY APRIL 26, 2021.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON APRIL 26, 2021,
UNLESS THE OFFER IS EXTENDED

To the Members of

Corbin Multi-Strategy Fund, LLC (formerly, GAI Corbin Multi-Strategy Fund, LLC):

Corbin Multi-Strategy Fund, LLC, as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company (the “Fund”), is offering to repurchase as of the Valuation Date (defined below) for cash on the terms and conditions set out in this offer to repurchase (this “Offer to Repurchase”) and the related Letter of Transmittal (which, together with this Offer to Repurchase, constitutes the “Offer”) an amount of Shares (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 25.00% of the net assets of the Fund (the “Offer Amount”) at a price equal to their net asset value per Share as of June 30, 2021 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any Early Withdrawal Charge (as defined below). As used in this Offer, the term “Share,” or “Shares,” as the context requires, shall refer to the shares in the Fund and portions thereof that constitute the two classes of Shares offered by the Fund, designated as Class A (“Class A Shares”) and Class I (“Class I Shares”), that are tendered by Members to the Fund pursuant to the Offer to Repurchase. The investment objective of the Fund is to achieve a consistent return on capital, with limited correlation with equity market returns over a full market cycle, through investments in a diversified portfolio of securities and other financial instruments including, but not limited to, securities of United States (“U.S.”) and non-U.S. corporations and other entities, U.S. government securities, non-U.S. government securities, partnership interests, money-market instruments, derivatives on securities and other derivatives, commodity interests including futures contracts, options, options on futures, swaps, forward contracts, currencies and physical commodities, and other financial instruments. The Fund pursues its investment objective principally by allocating its capital among various collective investment vehicles, commonly referred to as “hedge funds” (“Investment Funds”). The adviser of the Fund is Corbin Capital Partners, L.P. (the “Adviser”). The Offer is being made pursuant to tenders by Members of the Fund (“Members”). As used in the Offer, the term “Share” or “Shares” refers to the shares of limited liability company interests in the Fund representing Shares in the Fund, and includes all or any portion of a Member’s Shares, including fractions thereof, as the context requires. Members that desire to tender Shares for repurchase must do so by 11:59 p.m., Eastern Time on April 26, 2021 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender Shares for repurchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for repurchase will be determined at the close of business on a day determined by the Fund and notified to the Members. The Offer is being made to all Members and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s most recent private placement memorandum (as it may be amended from time to time, the “Memorandum”).

Members should realize that the value of the Shares tendered in the Offer is expected to change between January 31, 2021 (the last time net asset value was calculated) and the Valuation Date when the value of the Shares tendered to the Fund for repurchase will be determined. In addition, Members that tender all or a portion of their Shares prior to holding such Shares for 180 calendar days will be subject to an early withdrawal fee due to the Fund equal to 2.0% of the amount requested to be repurchased, to be netted against withdrawal proceeds (the “Early Withdrawal Charge”). In determining whether the repurchase of Shares is subject to an Early Withdrawal Charge, the Fund will repurchase those shares held the longest first. Members tendering their Shares should also note that they will remain Members in the Fund, with respect to the Shares tendered and accepted for repurchase by the Fund, through June 30, 2021, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). Any tendering Members that wish to obtain the estimated net asset value of their Shares should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (844) 626-7246 or at Corbin Multi-Strategy Fund, LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Members desiring to tender all or some of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to UMB Fund Services, Inc. in the manner set out below.

Important

None of the Fund, the Adviser or the Fund’s Board of Managers makes any recommendation to any Member whether to tender or refrain from tendering Shares. Members must make their own decisions whether to tender Shares, and, if they choose to do so, the amount of their Shares to tender.

Because each Member’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or the Fund’s Board of Managers.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Corbin Multi-Strategy Fund, LLC

c/o UMB Fund Services, Inc.

235 W. Galena Street

Milwaukee, WI 53212

Attention: Tender Offer Administrator

Phone: (844) 626-7246

Fax: (816) 860-3140

(ii)

TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Repurchase and Price	3
4.	Amount of Tender	3
5.	Procedure for Tenders	4
6.	Withdrawal Rights	4
7.	Repurchases and Payment	5
8.	Certain Conditions of the Offer	5
9.	Certain Information about the Fund	6
10.	Certain Federal Income Tax Consequences	7
11.	Miscellaneous	7

(iii)

1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Repurchase and the related Letter of Transmittal. Section references are to this Offer to Repurchase.

•	The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to repurchase Shares in an amount up to approximately 25.00% of the net assets of the Fund (or approximately $23,034,000 as of January 31, 2021) (the “Offer Amount”). We will repurchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Shares in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date. The net asset value per Share will be calculated for this purpose as of June 30, 2021 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on April 26, 2021 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on March 31, 2022, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Because the Fund’s applicable fiscal year will end on March 31, 2022, the Fund expects that the audit will be completed by the end of May 2022.

•	A Member may tender all or some of its Shares. Members that tender all or a portion of their Shares prior to holding such Shares for 180 calendar days will be subject to an early withdrawal fee due to the Fund equal to 2.0% of the amount requested to be repurchased, to be netted against withdrawal proceeds (the “Early Withdrawal Charge”). In determining whether the repurchase of Shares is subject to an Early Withdrawal Charge, the Fund will repurchase those shares held the longest first. If a Member tenders some of its Shares in an amount that would cause the Member’s remaining Shares to have a net asset value of less than $25,000 (except as a result of pro ration), the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Shares in the Fund. See Section 4.

•	The Fund intends to make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) for Members from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares; and (B) for Members from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares. Initial Payments in connection with tenders generally will be made as of the later of (1) the 45th day after the Valuation Date, or (2) in the sole discretion of Corbin Capital Partners, L.P. (the “Adviser”), if the Fund has requested withdrawals of its investment from any Investment Funds in order to fund the repurchase of Shares, within ten Business Days after the Fund has received at least 95% of the aggregate amount so requested to be withdrawn by the Fund from any Investment Funds.

•	The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board of Managers to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of the repurchase price. The Fund will pay the balance, if any, of the repurchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.

•	If we accept the tender of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, interests in Investment Funds that the Fund has requested be withdrawn or borrowings. Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. See Section 7.

•	If you desire to tender Shares for repurchase, you must do so by 11:59 p.m., Eastern Time, on April 26, 2021 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Shares. Shares so withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to May 24, 2021 (i.e., the date 40 business days or more from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•	If you would like us to repurchase your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Corbin Multi-Strategy Fund, LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on April 26, 2021. The value of your Shares is expected to change between January 31, 2021 (the last time prior to the date of this filing as of which net asset value was calculated) and the Valuation Date, the date as of which the value of the Shares being repurchased will be determined and the date as of which the repurchase will be effected. See Section 3.

•	As of January 31, 2021, the net asset value of the Fund was $92,135,934. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the investment managers or service providers of the investment funds in which we invest, you may contact the Tender Offer Administrator at UMBFS at (844) 626-7246 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Members that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Memorandum. The Registration Statement and the Memorandum provide that the Board of Managers of the Fund (the “Board of Managers”) has the discretion to determine whether the Fund will repurchase Shares from time to time from Members pursuant to written tenders. The Registration Statement also states that provided that it is in the best interests of the Fund and Members to do so, the Fund intends to offer to repurchase interests from its Members quarterly each year. The Fund commenced operations on January 4, 2011 and has previously offered to repurchase Shares from Members pursuant to written tenders on a quarterly basis beginning with the quarter ended June 30, 2011.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board of Managers has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Memorandum. While the Adviser intends to recommend to the Fund’s Board of Managers that the Fund offer to repurchase interests in the Fund on a quarterly basis each year, the Fund’s Board of Managers is under no obligation to follow such recommendations.

The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Shares. Members that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. Another such risk is that, due to a reduction in the aggregate assets of the Fund, Members that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Members from time to time. Payment for Shares repurchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

The tender of Shares by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are repurchased. You should also realize that although the Offer is scheduled to expire on April 26, 2021 (unless it is extended), you remain a Member of the Fund with respect to the Shares you tendered that are accepted for repurchase by the Fund through the Repurchase Date.

3.	OFFER TO REPURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, repurchase an amount of Shares up to approximately 25.00% of the net assets of the Fund (the “Offer Amount”) that are tendered by Members by 11:59 p.m., Eastern Time, on April 26, 2021 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for repurchase will be their value as of June 30, 2021 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, a Member may tender all or some of its Shares. Members that tender all or a portion of their Shares prior to holding such Shares for 180 calendar days will be subject an early withdrawal fee due to the Fund equal to 2.0% of the amount requested to be repurchased, to be netted against withdrawal proceeds (“Early Withdrawal Charge”). In determining whether the repurchase of Shares is subject to an Early Withdrawal Charge, the Fund will repurchase those shares held the longest first. If a Member tenders some of its Shares in an amount that would cause the remaining Shares to have a net asset value of less than $25,000, the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Shares in the Fund. The Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the aggregate value of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to the Offer Amount, the Fund will, on the terms and subject to the conditions of the Offer, repurchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If the aggregate value of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is more than the Offer Amount, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to repurchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Members wishing to tender Shares pursuant to this Offer to Repurchase should send or deliver by April 26, 2021 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to UMBFS, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on April 26, 2021 (or if the Offer is extended, no later than any later Notice Due Date).

The Fund recommends that all documents be submitted to UMBFS via certified mail, return receipt requested, or by facsimile transmission. Members wishing to confirm receipt of a Letter of Transmittal may contact UMBFS at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Member tendering Shares, including, but not limited to, the failure of UMBFS to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

Until the Notice Due Date, Members have the right to withdraw any tenders of their Shares. Shares so withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Member’s tender of Shares on or prior to May 24, 2021 (i.e., the date 40 business days or more from the commencement of the Offer), a Member will also have the right to withdraw its tender of Shares after such date. To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	REPURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Member of its election to repurchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Members will be the value thereof as of June 30, 2021, or if the Offer is extended, as of any later Valuation Date. The value will be determined after all allocations to capital accounts of the Members required to be made by the Registration Statement and the Memorandum have been made. The Fund will not pay interest on the repurchase amount.

For Members that tender Shares that are accepted for repurchase, the Fund intends to make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) for Members from whom the Fund accepts for repurchase only a portion of their Shares, the Fund intends to pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares; and (B) for Members from whom the Fund accepts for repurchase all of their Shares, the Fund intends to pay 95% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Withdrawal Charge relating to such Shares. Initial Payments in connection with tenders generally will be made as of the later of (1) the 45th day after the Valuation Date, or (2) in the sole discretion of the Adviser, if the Fund has requested withdrawals of its investment from any Investment Funds (defined below) in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount so requested to be withdrawn by the Fund from any Investment Funds. The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board of Managers to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of the repurchase price. The Fund will pay the balance, if any, of the repurchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.

The Fund will make payment for Shares it repurchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, interests in Investment Funds that the Fund has requested be withdrawn or borrowings. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (i) cash, (ii) liquid securities, and/or (iii) interests in Investment Funds that the Fund has requested be withdrawn in an amount equal to the aggregate estimated unpaid dollar amount of any proceeds owed by the Fund to a Member, as described above. None of the Fund, the Board of Managers, or the Adviser have determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the repurchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Members or by the withdrawal of interests in Investment Funds.

The repurchase amount will be paid entirely in cash.

8.	CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for repurchase will be determined as of the later Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to repurchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to repurchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Shares tendered pursuant to the Offer were repurchased; (c) the Board of Managers determines that it is not in the best interest of the Fund to repurchase Shares pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Members.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware Limited Liability Company. Subscriptions for shares of limited liability company interest in the Fund were first accepted for investment as of January 4, 2011. The investment objective of the Fund is to achieve a consistent return on capital, with limited correlation with equity market returns over a full market cycle, through investments in a diversified portfolio of securities and other financial instruments including, but not limited to, securities of United States (“U.S.”) and non-U.S. corporations and other entities, U.S. government securities, non-U.S. government securities, partnership interests, money-market instruments, derivatives on securities and other derivatives, commodity interests including futures contracts, options, options on futures, swaps, forward contracts, currencies and physical commodities, and other financial instruments. The Fund pursues its investment objective principally by allocating its capital among various collective investment vehicles, commonly referred to as “hedge funds” (“Investment Funds”). The principal office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (844) 626-7246. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Memorandum.

As of February 1, 2021, none of the Fund’s officers held any Shares. Terrence P. Gallagher, David G. Lee, Robert Seyferth, and Gary E. Shugrue, Managers of the Fund, do not have any beneficial ownership in the Fund.

None of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Managers (other than through periodic repurchase offers, including the Offer); or (7) any changes in the Memorandum or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares in the last 60 days by the Fund, the Adviser, any Member of the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund for cash pursuant to the Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer.

A Member will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Member, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Members should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet website, http://www.sec.gov.